                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                   Microfluidics International Corporation
               (formerly Biotechnology Development Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  595073107
--------------------------------------------------------------------------------
                               (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 595073107                   13G/A              PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Irwin J. Gruverman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             439,800
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                324,505
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             439,800
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             324,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      764,305, including 242,300 shares of Common Stock and options to purchase 197,500 shares exercisable within 60 days owned directly by Mr. Gruverman, and 324,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES                                                [X]

      Does not include 100,000 shares held by Majorie Gruverman.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      14.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 595073107                   13G/A              PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marjorie B. Gruverman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                             100,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                324,505
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                             100,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             324,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      424,505, including 100,000 shares of Common Stock owned directly by Mrs. Gruverman, and 324,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [X]

      Does not include 242,300 shares and options to purchase 197,500 shares held by Irvin Gruverman
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
------------------------------------------------------------------------------

    Item 1(a)  Name of Issuer
               --------------

               Microfluidics International Corporation
               (formerly Biotechnology Development Corporation)

    Item 1(b)  Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               30 Ossipee Road, Newton, MA  02164


    Item 2(a)  Name of Person Filing
               ---------------------

               Irwin J. Gruverman and Marjorie B. Gruverman

     Item 2(b) Address of Principal Business Office or, if none, Residence
               -----------------------------------------------------------

               Microfluidics International Corp., 30 Ossipee Rd.,
               Newton, MA 02164

     Item 2(c) State of Organization/Citizenship
               ---------------------------------

               Mr. Gruverman and Mrs. Gruverman are United States citizens.

     Item 2(d) Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value.

     Item 2(e) CUSIP Number
               ------------

               595073107


     Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               -------------------------------------------------------------
               2(b), check whether the person filing is a
               ------------------------------------------

          (a)    [_]  Broker or Dealer registered under Section 15 of the Act

          (b)    [_]  Bank as defined in Section 3(a)(6) of the Act

          (c)    [_]  Insurance Company as defined in Section 3(a)(19) of the
                      Act

          (d)    [_]  Investment Company registered under Section 8 of the
                      Investment Company Act

                               Page 4 of 7 pages

          (e)    [_]  Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940

          (f)    [_]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see S240.13d-1(b)(1)(ii)(F)

          (g)    [_]  Parent Holding Company, in accordance with S240.13d-
                      1(b)(1)(ii)(G)

          (h)    [_]  Group, in accordance with S240.13d-1(b)(1)(ii)(H)

          Not applicable.


     Item 4.   Ownership
               ---------

          (a)  Amount Beneficially Owned:  Mr. Gruverman beneficially owns an aggregate of 764,305 shares of Common Stock, including 242,300 shares of Common Stock held of record, options to purchase 197,500 shares exercisable within 60 days of the date hereof owned directly by Mr. Gruverman, and 324,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife. Mrs. Gruverman beneficially owns 424,505 shares of Common Stock, including 100,000 shares of Common Stock owned directly by Mrs. Gruverman and 324,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband. Mr. Gruverman disclaims beneficial ownership of the 100,000 shares owned by Mrs. Gruverman and Mrs. Gruverman disclaims beneficial ownership of 242,300 shares and options to purchase 197,500 shares held by Mr. Gruverman.

          (b)  Percent of Class:
                     Mr. Gruverman beneficially owns 14.4% of the Common Stock of the Issuer.

                     Mrs. Gruverman beneficially owns 8.3% of the Common Stock of the Issuer.

          (c)  Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote:
                                      Mr. Gruverman                                 439,800
                                      Mrs. Gruverman                                100,000

               (ii)     shared power to vote or to direct the vote:
                                      Mr. Gruverman                                 324,505
                                      Mrs. Gruverman                                324,505

               (iii)    sole power to dispose or to direct the disposition of:
                                      Mr. Gruverman                                 439,800
                                      Mrs. Gruverman                                100,000

               (iv)     shared power to dispose or to direct the disposition of:
                                      Mr. Gruverman                                 324,505
                                      Mrs. Gruverman                                324,505

                     The foregoing percentages are calculated based on the 5,122,396 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 1997.

Item 5.    Ownership of Five Percent or Less of a Class
           --------------------------------------------

           Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not applicable.

                               Page 5 of 7 pages

     Item 7.   Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company
               -------

               Not applicable.


     Item 8.   Identification and Classification of Members of the Group
               ---------------------------------------------------------

               Not applicable.


     Item 9.   Notice of Dissolution of Group
               ------------------------------

               Not applicable.


     Item 10.  Certification
               -------------

               Not applicable.


     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998                 /s/ Irwin J. Gruverman
                                         -------------------------------------
                                         Irwin J. Gruverman

                                         /s/ Marjorie B. Gruverman
                                         -------------------------------------
                                         Marjorie B. Gruverman


                               Page 6 of 7 pages

EXHIBIT 1
---------




                           JOINT FILING AGREEMENT OF
                  IRWIN J. GRUVERMAN AND MARJORIE B. GRUVERMAN



          The undersigned hereby agree that the Schedule 13G/A with respect to the securities of Microfluidics International Corporation dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.



Dated:  February 17, 1998                    /s/ Irwin J. Gruverman
                                             ---------------------------
                                             Irwin J. Gruverman


                                             /s/ Marjorie B. Gruverman
                                             ---------------------------
                                             Marjorie B. Gruverman